                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                --------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 1)*

                              SALANT CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   79389710
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                                (CUSIP Number)

                            John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                            300 South Grand Avenue
                      Los Angeles, California 90071-3132
                                (213) 612-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 2, 1998
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
                               (See Rule 13d-7.)

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the
          Act but shall be subject to all other provisions of the Act
                           (however, see the Notes).

                              Page 1 of 11 Pages

CUSIP No. 79389710                    13D                Page  2   of  11  Pages
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Apollo Apparel Partners, L.P.
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3 SEC USE ONLY


--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
  or 2(e)
                                                                             [_]
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6 CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
           7  SOLE VOTING POWER

              5,924,355 shares of Common Stock
--------------------------------------------------------------------------------
           8  SHARED VOTING POWER

              0 shares of Common Stock
--------------------------------------------------------------------------------
           9  SOLE DISPOSITIVE POWER

              5,924,355 shares of Common Stock
--------------------------------------------------------------------------------
          10  SHARED DISPOSITIVE POWER

              0 shares of Common Stock
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,924,355 shares of Common Stock
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 79389710                    13D                Page  3   of  11  Pages
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           AIF II, L.P.
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3 SEC USE ONLY


--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
  or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
           7  SOLE VOTING POWER

              5,924,355 shares of Common Stock
--------------------------------------------------------------------------------
           8  SHARED VOTING POWER

              0 shares of Common Stock
--------------------------------------------------------------------------------
           9  SOLE DISPOSITIVE POWER

              5,924,355 shares of Common Stock
--------------------------------------------------------------------------------
          10  SHARED DISPOSITIVE POWER

              0 shares of Common Stock
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,924,355 shares of Common Stock
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OR 1934, AS AMENDED


================================================================================


     Responses to each item below are incorporated by reference into each other item, as applicable.

Item 1.     Security and Issuer.
-------     -------------------

     This Statement on Schedule 13D relates to the Common Stock, par value $1.00 per share ("Common Stock"), of Salant Corporation, a Delaware corporation ("Salant"), issued pursuant to the Joint Plan of Reorganization referred to in
Item 3 below. The principal executive offices of Salant are located at 1114 Avenue of the Americas, New York, New York 10036.

Item 2.     Identity and Background.
-------     -----------------------

     This Statement is filed by Apollo Apparel Partners, L.P., a Delaware limited partnership ("Apparel"), and AIF II, L.P., a Delaware limited partnership ("AIF"). Apparel and AIF are referred to collectively as the "Reporting Persons."

     Apparel is principally engaged in the investment in Common Stock of Salant. AIF is principally engaged in the business of investment in securities. The address of the principal business and the principal office of each of the Reporting Persons is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

     AIF is the sole general partner of Apparel. The managing general partner of AIF is Apollo Advisors, L.P., a Delaware limited partnership ("Advisors"). The administrative general partner of AIF is Apollo Fund Administration Limited, a Cayman Islands corporation. Advisors is principally engaged in the business of serving as managing general partner of AIF and another investment fund. Apollo Fund Administration Limited is principally engaged in the business of serving as administrative general partner of AIF and another investment fund. AIF has no other general partners.

     The respective addresses of the principal business and principal office of each of Advisors and Apollo Fund Administration Limited are: Apollo Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577; and Apollo Fund Administration Limited, c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

                               Page 4 of 11 Pages

     Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Person and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     Neither the Reporting Persons, Advisors, Apollo Fund Administration Limited nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
-------     -------------------------------------------------

     The Third Amended Joint Plan of Reorganization of Salant and Denton Mills, Inc. (the "Joint Plan of Reorganization") was confirmed by order of the Bankruptcy Court of the Southern District of New York on July 30, 1993, and was consummated on September 20, 1993. In connection with the consummation of the Joint Plan of Reorganization, Apparel received, as part of the consideration to discharge claims in respect of $64,850,000 in principal amount of 13 3/4% Senior Subordinated Reset Notes due August 15, 1995 of Salant, a total of 5,924,355 shares of Common Stock of Salant. See also Item 4.

     The foregoing response to this Item 3 is qualified in its entirety by reference to the Joint Plan of Reorganization, the full text of which is filed as Exhibit 1 hereto and incorporated hereby by this reference.

Item 4.     Purpose of Transaction.
-------     ----------------------

     Apparel acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the Joint Plan of Reorganization. The receipt of such shares upon the consummation of the Joint Plan of Reorganization may give Apparel the power to control or influence control of the issuer, and Apparel may exercise such control from time to time.

     On March 2, 1998, Apparel entered into an agreement in principle (the "Restructuring Agreement") with Salant and Magten Asset Management Corp., as agent on behalf of certain of its accounts ("Magten"), regarding a proposal for the restructuring of the debt and equity ownership of Salant (the "Restructuring Plan"). The Restructuring Agreement and the Restructuring Plan are described in more detail in Item 6 below.

     Subject to the Restructuring Plan, Apparel may change any of its current intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock beneficially owned by Apparel, or take any other action with respect to Salant or any of its debt or equity securities in any manner permitted by law. Reference is hereby made to

                               Page 5 of 11 Pages
the Joint Plan of Reorganization and the Restructuring Agreement filed herewith as exhibits for a description of other transactions or events of the type described in items (a) through (j) of the instructions to Item 4 of Schedule 13D. Except as disclosed in this Item 4 and Item 6, the Reporting Person has no current plans or proposals which relate or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

     The foregoing response to this Item 4 is qualified in its entirety by reference to the Joint Plan of Reorganization and the Restructuring Agreement, the full texts of which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated hereby by this reference.

Item 5.     Interest in Securities of the Issuer.
-------     ------------------------------------

     The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Joint Plan of Reorganization.

          (a) The Reporting Persons beneficially owns 5,924,355 shares of Common
Stock or approximately 40.1% of the Common Stock.   Beneficial ownership of such
shares was acquired as described in Item 3 and Item 4.

          (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons are set forth in the cover pages and such information is incorporated herein by reference.

          (c) There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With
-------     -------------------------------------------------------------
            Respect to the Securities of the Issuer.
            ---------------------------------------

     The responses to Item 3 and Item 4 are incorporated herein by reference.

     On March 2, 1998, Apparel entered into an agreement in principle (the "Restructuring Agreement") with Salant and Magten Asset Management Corp., as agent on behalf of certain of its accounts ("Magten"), regarding a proposal for the restructuring of the debt and equity ownership of Salant (the "Restructuring Plan"). Pursuant to the Restructuring Agreement, Salant has agreed, subject to certain conditions, to tender (or, with respect to managed accounts, use its reasonable best efforts to cause to be tendered), the 10 1/2% Senior Secured Notes due December 31, 1998 of Salant ("Senior Notes") held by Magten or such accounts in acceptance of an exchange offer (the "Exchange Offer").

                               Page 6 of 11 Pages

     Pursuant to the Exchange Offer, the holders of the Senior Notes would receive that number of shares of Common Stock on the date that the restructuring of Salant is consummated which represents 92.5% of the issued and outstanding shares of Common Stock immediately following the effective date of the restructuring (the "Effective Date"), subject to dilution for new employee stock incentive and/or option plans and warrants which would be issued to holders of Common Stock as of the Effective Date. Assuming that 15.3 million shares of Common Stock are outstanding as of the Effective Date, the number of shares of Common Stock that would be issued to the holders of the Senior Notes would be approximately 188.7 million shares.

     Pursuant to the Restructuring Plan, holders of Common Stock as of the Effective Date would (i) retain 7.5% of the issued and outstanding shares of Common Stock immediately following the Effective Date (approximately 15.3 million shares of Common Stock), subject to dilution for new employee stock incentive and/or option plans of Salant and warrants to be issued to holders of Common Stock, and (ii) receive warrants ("Warrants") representing the right to purchase up to 10% of the issued and outstanding shares of Common Stock on a fully-diluted basis (approximately 22.7 million shares). The Restructuring Plan also provides for Salant to enter into a new senior credit facility on terms and conditions that are reasonably satisfactory to Magten, Apparel and Salant.

     To effectuate the Restructuring Plan, Salant has agreed to hold a special meeting of shareholders at which the shareholders of Salant would vote upon (i) the issuance of shares of Common Stock to effectuate the Restructuring Plan; and
(ii) an amendment to Salant's Certificate of Incorporation to effectuate a reverse stock split.

     Pursuant to the Restructuring Agreement, Apparel has agreed to enter into a voting agreement with Salant pursuant to which Apparel would agree with Salant to vote all of the shares of Common Stock of Salant held by Apparel in favor of the proposed reverse stock split and the issuance of shares of Common Stock in accordance with the Restructuring Plan. In addition Salant and Apparel have agreed that they will attempt to obtain the agreement of DDJ Capital Management, LLC, the holder of 12.2% of the shares of Common Stock of Salant, to enter into a similar voting agreement, and Magten has agreed that it will cooperate with Salant and Apollo in such effort. Pursuant to the voting agreement, Apparel would also agree, prior to the termination of the Restructuring Agreement, not to support or encourage, directly or indirectly, any financial restructuring concerning Salant other than the Restructuring Plan, and not to sell, transfer or assign any of the shares of Common Stock of Salant held by it except to a purchaser who agrees in writing prior to such acquisition to be bound by the terms of the voting agreement and the Restructuring Agreement with respect to the shares of Common Stock being acquired by such purchaser.

     Pursuant to the Restructuring Plan, the reorganized Salant would reserve 10% of the outstanding Common Stock, on a fully-diluted basis, as of the Effective Date, in order to create new employee stock and stock option plans for the benefit of the members of management and the other employees of the reorganized Salant. On the Effective Date, a management stock option plan would be authorized pursuant to which options to acquire a certain percentage of such 10% reserve would be granted to the directors of the reorganized Salant and those members of management of Salant selected by management and approved by the non-management members of the board of directors. The decision to grant any additional stock options from the balance of the 10% reserve referred to above and the administration of the stock option plans would be in the discretion of the non-management

                               Page 7 of 11 Pages
members of the board of the reorganized Salant. In addition, all existing employee stock options and other equity based plans would be adjusted so that such options and equity based plans would be part of the above-referenced plans as agreed upon between Apparel and Salant, subject to consultation with Magten.

     The shares of Common Stock to be issued pursuant to the Exchange Offer would be registered pursuant to a Form S-4 registration statement under the Securities Act of 1933. In connection with the Restructuring Plan, Salant has agreed to enter into a registration rights agreement for the benefit of holders of 10% or more of the shares of Common Stock outstanding as of the Effective Date upon terms and conditions reasonably acceptable to Magten and Salant.

     Pursuant to the Restructuring Agreement, the Warrants for 10% of the issued and outstanding shares of Common Stock of Salant (on a fully-diluted basis) would be entitled to standard anti-dilution protection. The exercise price of the Warrants would be $0.6127 per share of Common Stock. The Warrants would be exercisable at any time from and including the Effective Date until the seventh anniversary of the Effective Date. The allocation of the distributions of the Warrants under the Restructuring Plan would be pro rata to the equity holders as of the Effective Date based on the number of shares of Common Stock held by them.

     Pursuant to the Restructuring Plan, the certificate of incorporation and by-laws of Salant would be amended to contain terms and conditions that are reasonably satisfactory to the holders of the Senior Notes, the holders of Common Stock and Salant. The certificate of incorporation would provide that all shares of Common Stock have equal rights on voting and distributions.

     Pursuant to the Restructuring Plan, on the Effective Date, the board of directors of Salant would be reconstituted and would have between five and seven members. The composition of the initial reconstituted board would be as follows: (i) Jerald Politzer (Chairman); (ii) between three and five members nominated by Magten, subject to consultation with Salant and with other holders of Senior Notes who may come forward; and (iii) one member designated by the current board of directors of Salant.

     Apparel's obligations under the Restructuring Agreement will terminate, unless waived by Apparel, if (i) the Effective Date shall not have occurred on or before July 31, 1998; (ii) there occurs any material change in the terms or the feasibility of the Restructuring Plan that materially and adversely affects the holders of Common Stock; or (iii) Salant shall be the subject of a voluntary petition under the bankruptcy code prior the occurrence of the Effective Date (other than a voluntary petition to effectuate the Restructuring Plan), or an involuntary petition, if such involuntary petition has continued undismissed for 60 days, or an order or decree approving the involuntary petition has continued unstayed and in effect for 60 days.

     The foregoing response to this Item 6 is qualified in its entirety by reference to the Restructuring Agreement, the full text of which is filed as
Exhibit 2 hereto and incorporated hereby by this reference.

                               Page 8 of 11 Pages

Item 7.     Material to be Filed as Exhibits.
-------     --------------------------------

     (1) Joint Plan of Reorganization. (incorporated by reference to Exhibit 1 to Salant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 28, 1993).

     (2) Letter Agreement, dated March 2, 1998, by and among Salant Corporation, Magten Asset Management Corp. as agent on behalf of certain of its accounts, and Apollo Apparel Partners, L.P. (incorporated by reference to Exhibit 10.48 to Salant's Registration Statement on Form 8-K filed with the Securities and Exchange Commission on March 5, 1998).

                               Page 9 of 11 Pages

                                 SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 6, 1998

               APOLLO APPAREL PARTNERS, L.P.

               By:  AIF II, L.P.,
                  General Partner
                  By:  Apollo Advisors, L.P.,
                     Managing General Partner
                     By:  Apollo Capital Management, Inc.,
                              General Partner


              By:  /s/ Michael D. Weiner
                   -------------------------------------
                  Name:   Michael D. Weiner
                  Title:  Vice President, Apollo Capital
                          Management, Inc.


               AIF II, L.P.

               By:  Apollo Advisors, L.P.,
                  Managing General Partner
                  By:  Apollo Capital Management, Inc.,
                         General Partner


               By:  /s/ Michael D. Weiner
                   -------------------------------------
                  Name:   Michael D. Weiner
                  Title:  Vice President, Apollo Capital
                          Management, Inc.

                              Page 10 of 11 Pages

                             APPENDIX A TO ITEM 2

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of AIF, Advisors, which is the managing general partner of AIF, Apollo Capital Management, Inc., a Delaware corporation which is the sole general partner of Advisors ("Capital Management"), and Apollo Fund Administration Limited ("Administration").

          The directors of Capital Management are Messrs. Leon D. Black and John
J. Hannan. The principal occupation of each of Messrs. Black and Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Capital Management and of Lion Capital Management, Inc. ("Lion Capital"), the general partner of Lion Advisors, L.P., a Delaware limited partnership ("Lion Advisors"), and each is a limited partner of Advisors and Lion Advisors. The principal business of Advisors and of Lion Advisors is to provide advice regarding investments in securities. The principal offices of Lion Advisors and Lion Capital are located at Two Manhattanville Road, Purchase, New York 10577.

          Mr. Black is the President and a director of Lion Capital and the President and a director of Capital Management. Mr. Black's business address is Two Manhattanville Road, Purchase, New York 10577.

          Mr. Hannan is a Vice President and director of Lion Capital and a Vice President and director of Capital Management. Mr. Hannan's business address is Two Manhattanville Road, Purchase, New York 10577.

          Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration. Leon D. Black is the beneficial owner of the stock of Administration.

                              Page 11 of 11 Pages